UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Kutt, Inc.

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> January 14, 2019

Physical Address of Issuer:

255 Jeter Road, Gilbert, SC 29054, United States

Website of Issuer:

www.kutt.com

Current Number of Employees:

2

	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$369,704	$294,922
Cash & Cash Equivalents	$252,027	$81,995
Accounts Receivable	$0	$0
Current Liabilities	$323,511	$407,968
Long-Term Liabilities	$0	$451,002
Revenues/Sales	$506,442	$187,329
Cost of Goods Sold*	$441,636	$255,859
Taxes Paid	$0	$0
Net Income/(Loss)	$(711,191)	$(376,148)

*   Cost of Revenues

TABLE OF CONTENTS



April 24, 2025

Kutt, Inc.

THE SOCIAL BETTING PLATFORM

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Kutt, Inc. ("**Kutt,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.kutt.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Kutt, Inc.
(Issuer)

By:/s/ Simeon Harmon
(Signature)

Simeon Harmon
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Simeon Harmon
(Signature)

Simeon Harmon
(Name)

Director
(Title)

April 24, 2025
(Date)

/s/ Jock Percy
(Signature)

Jock Percy
(Name)

Director
(Title)

April 24, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 24, 2025

Kutt, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Kutt, Inc. offers a skill-based peer to peer (P2P) social gaming app that allows friends and strangers to bet directly against each other on the outcome of sports, politics, pop culture, finance and personal events.

The Company was formed on January 14, 2019, as a Delaware corporation and is headquartered in South Carolina. The Company sells its products through the internet throughout the United States.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is www.kutt.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of revenue from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by the CEO and Founder, and he will exercise voting control.

Simeon Harmon, the Company's CEO and Founder, beneficially owns a majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, Mr. Harmon may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and policies. Mr. Harmon may have interests that are different from yours. For example, Mr. Harmon may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Harmon could use his additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our customers' expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, board of directors and key personnel.

We are dependent on our executive officers, board of directors and key personnel. These people may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers, board of directors and key personnel could harm the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a gaming platform that allows users to wager on the outcome of sports, politics, pop culture, finance and personal events. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the gaming industry is heavily regulated by state governments. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or the imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care A union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company may not be in compliance with the corporate registration requirements where it operates.

The Company's headquarters are located in South Carolina. The Company is not currently qualified to conduct business in South Carolina and intends to apply for qualification. The Company could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

Description of the Business

Kutt, Inc. offers a skill-based peer to peer (P2P) social gaming app that allows friends and strangers to bet directly against each other on the outcome of sports, politics, pop culture, finance and personal events.

Business Plan

The Company offers a gaming platform that allows United States-based users to wager against each other on the outcome of sports, politics, pop culture, finance and personal events. The Company's betting platform is a next-level game of skill where users can compete against their friends and other users by correctly predicting the outcome of various events. A core component of the Company's platform is its social features that provide a more fun and communal experience. All participants have a user profile so users will always know who they are competing against. The app also offers messaging among users, user leaderboards, rewards and head-to-head record-keeping. Additionally, the Kutt social feed shows what other events users are betting on and introduces its users to other players who share their interests. The Company uses geolocation services and identity verification practices to ensure compliance with the various state regulations. The Kutt app is the only peer-to-peer (P2P) platform that offers real money wagering on both sports plus non-sports markets, offers fully customizable event odds and includes social features as a key component of the platform.

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. Any capital we raise in the future will empower us to expand our product development and increase sales and marketing efforts as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Kutt Social Betting App	Gaming platform that allows United States-based users to wager online on the outcome of sports, politics, pop culture, finance and personal events.	Anyone in the United States who is over 18 and in jurisdictions where such gaming is permitted. Real money gaming is limited to players above the age of 18, 19 and/or 21 in certain states.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our competitors come from the internet gaming space and include DraftKings, FanDuel, PrizePicks, Underdog. Kalshi, Polymarket and several other startup gaming companies.

Additionally, the Company competes against P2P payments companies, such as Venmo and CashApp, along with social network spaces, such as X and Reddit.

Customer Base

Our primary customer base is anyone in the United States who is over 18 and in jurisdictions where such gaming is permitted. Real money gaming is limited to players above the age of 18, 19, and/or 21 in certain states.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
7,316,609	"KUTT"	Trademark	October 20, 2020	February 27, 2024	USA
11,555,171-B2-	"System Method and Non-Transitory Computer Readable Medium for Peer-to-Peer Wagering"	Patent	July 1, 2021	January 17, 2023	USA
97897620	"The Social Betting Platform"	Trademark	April 19, 2023	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, gaming is heavily regulated by state governments. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Simeon Harmon	CEO and Founder	CEO and Founder of Kutt Inc., 2022 - Present – Responsible for overall business strategy and day-to-day operations of the Company, including marketing, legal, and financial tasks. Business Development at SumZero, Inc., 2017 – 2022 Responsible for business development activities.	Wofford College, B.A., Finance, 2013
James Tice	CTO and Co-Founder	CTO and Co-Founder of Kutt Inc., 2023 – Present Responsible for product development and technical architecture of Kutt. Leads all tech operations: software development, IT infrastructure, cybersecurity, and regulatory compliance. Chief Technology Officer at Pixelstix, 2017 – 2023 Responsible for overseeing technology matters and initiatives.	Saint Petersburg College, Information Technology (Left to pursue work full time)
Jock Percy	Director	Director of Kutt Inc., 2024 – Present Responsible for Board oversight. General Partner at Lightning Capital, 2019 – Present Responsible for venture capital investments in emerging companies.	University of Canterbury, MCom (Hons) & PhD, Political Economies, 1996

| Bryan Bennett | Director | Director of Kutt Inc., 2025 - Present

Responsible for Board oversight.

Principal of NorthCo Strategy, 2024 – Present

Responsible for advising startups, in sports betting, igaming and the sports tech industry.

COO of Betfred USA, 2019 - 2023

Led the US division from its inception in 2019, with operations in 10 US States and over 100 employees. | Texas Christian University, MBA, Marketing (1997);

University of Texas, BBA, Marketing (1993) |

Biographical Information

Simeon Harmon is the CEO and Founder of the Company. He is responsible for overall business strategy and day-to- day operations of the Company, including marketing, legal, and financial tasks. Sim has 18+ years in the betting space. He previously worked at SumZero (The World's Largest Professional Investor Community) and UBS Private Wealth Management.

James Tice is the CTO and Co-Founder of the Company. James is responsible for product development and technical architecture of Kutt. He leads all tech operations: software development, IT infrastructure, cybersecurity, and regulatory compliance. James has 16+ years of software development experience, including betting, gaming, AI/LLMs, cybersecurity, and blockchain technology, as both a CTO and a co-Founder.

Jock Percy is a Director of the Company, and an investor in, the Company. Jock was founder and CEO of Perseus, the ultra-low latency high frequency trading infrastructure that became the world's leading provider of high-speed global networks. Jock has been recognized by various awards including: Financial News Rising Stars in Trading & Technology 40 and University College London. He is an active Young Presidents Organization member and serves on the board of YPO Manhattan.

Bryan Bennett is a Director of the Company. Bryan is a senior executive with over 20 years of experience in the gaming space; he has extensive marketing, business development, business strategy, and overall P&L management experience in the iGaming, sports betting, mobile games, and general mobile ecosystem sectors. As a founding team member for several startups with successful exits, Bryan can easily alternate between deep strategic planning, corporate development, fundraising, and detailed tactical execution.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has two employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of (a) 9,600,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and (b) 3,232,640 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"), of which (i) 2,494,595 shares are designated as Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**") and (ii) 738,045 shares are designated as Series Seed-2 Preferred Stock (the "**Series Seed-2 Preferred Stock**"). Additionally, the Issuer has established the 2024 Equity Incentive Plan for which 914,738 shares are authorized for issuance thereunder.

As of the date of this Form C-AR, 5,000,000 shares of Common Stock, 1,696,318 shares of Series-Seed 1 Preferred Stock and 738,045 shares of Series Seed-2 Preferred Stock are issued and outstanding. Additionally, the Company has no awards outstanding under the 2024 Equity Incentive Plan, although it has promised up to 50% of the authorized shares to key employees and advisors, all of which remain subject to the execution of definitive documents.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Right to elect two (2) directors to the Board of Directors
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Type	Series Seed-1 Preferred Stock
Amount Outstanding	1,696,318
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.6013 per share, subject to adjustment; (b) Right to elect one director to the Board of Directors; (c) Right to receive dividends, whether or not declared and cumulative in nature, at the rate per annum of 8% of the Original Issue Price, plus the amount of previously accrued dividends, compounded annually; (d) Liquidation Preference equal to greater of 2x Original Issue Price, plus any accrued but unpaid dividends, whether or not declared, or such amount per share as would have been payable had all shares converted into Common Stock; (e) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion; (f) Automatic conversion into Common Stock upon sale to the public of shares of Common Stock at a price of at least 2x the Original Issue Price, as adjusted, in a firm-commitment public offering resulting in at least $25 million in gross proceeds raised by the Company in a firm commitment or upon the consent of the Requisite Holders; and (g) Protective provisions for Preferred Stock holders so long as 1,616,320 shares of Preferred Stock remain outstanding, subject to adjustment.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-1 Preferred Stock which may dilute the Security.

Type	Series Seed-2 Preferred Stock
Amount Outstanding	738,045
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.4810 per share, subject to adjustment; (b) Right to elect one director to the Board of Directors; (c) Right to receive dividends, whether or not declared and cumulative in nature, at the rate per annum of 8% of the Original Issue Price, plus the amount of previously accrued dividends, compounded annually; (d) Liquidation Preference equal to greater of 2x Original Issue Price, plus any accrued but unpaid dividends, whether or not declared, or such amount per share as would have been payable had all shares converted into Common Stock; (e) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion; (f) Automatic conversion into Common Stock upon sale to the public of shares of Common Stock at a price of at least 2x the Original Issue Price, as adjusted, in a firm-commitment public offering resulting in at least $25 million in gross proceeds raised by the Company in a firm commitment or upon the consent of the Requisite Holders; and (g) Protective provisions for Preferred Stock holders so long as 1,616,320 shares of Preferred Stock remain outstanding, subject to adjustment.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-2 Preferred Stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company does not have any outstanding Options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed-1 Preferred Stock	$1,019,996	1,696,318	Research & Development and General Working Capital	January 5, 2024; August 26, 2024; October 24, 2024; November 22, 2024; January 8, 2025; January 16, 2025	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$290,000*	16	Research & Development and General Working Capital	Various dates from May 15, 2022 through May 8, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$65,000*	4	Research & Development and General Working Capital	April 26, 2023; June 29, 2023; August 9, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$106,547**	131	Research & Development and General Working Capital	March 9, 2025	Reg CF

*   Converted into 738,045 shares of Series Seed-2 Preferred Stock on January 5, 2024.
**   Includes $2,089 in SAFEs issued to the Intermediary as a commission.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Simeon Harmon	5,000,000 shares of Common Stock	67.26%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of $258,168 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In March 2025, the Company completed an offering of SAFEs (Simple Agreement for Future Equity) pursuant to Regulation CF and raised $104,458 (excluding $2,089 in SAFEs issued to the Intermediary as a commission).

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, including a valuation cap, the Company has ascribed no valuation to the Company, the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) During 2023 and 2022, the Issued borrowed funds in the aggregate amount of $220,011 from its shareholder and CEO, Simeon Harmon. These loans were non-interest-bearing and had no specified maturity date. In 2024, $150,000 was repaid to the shareholder and CEO, while the remaining amount was written off.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 24, 2025

Kutt, Inc.



Kutt
Balance Sheet
As of December 31, 2024
Exported from Pilot on 04/16/2025
Accrual Basis

		2024
ASSETS		
Current Assets		
Bank Accounts		
Bill Payments Clearing	$	-
BlueVine Checking (x1219)	$	11,621.10
Chase Checking (x3367)	$	21,475.57
Lexicon Bank Checking	$	218,930.97
Total Bank Accounts	**$**	**252,027.64**
Other Current Assets		
Prepaid Expenses	$	6,760.37
Total Other Current Assets	**$**	**6,760.37**
Total Current Assets	**$**	**258,788.01**
Fixed Assets		
Furniture & Fixtures	$	-
Accumulated Depreciation - Furniture & Fixtures	$	-
Total Furniture & Fixtures	**$**	**-**
IP/Software/Mobile App	$	294,845.00
Accumulated Amortization - IP/Software/Mobile App	$	(183,928.58)
Total IP/Software/Mobile App	**$**	**110,916.42**
Total Fixed Assets	**$**	**110,916.42**
TOTAL ASSETS	**$**	**369,704.43**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	$	50,670.08
Total Accounts Payable	**$**	**50,670.08**
Credit Cards		
Chase Credit Card (x4326)	$	29,235.96
Total Credit Cards	**$**	**29,235.96**
Other Current Liabilities		
Accrued Expenses	$	-
BlueVine 1219 Client Account	$	209,573.88
Current Debt (deleted)	$	-
Due to Clients Funds - Bluevine	$	28,399.01
Loans from Shareholders	$	-
Payroll Liability	$	5,632.84
Reimbursement Liability	$	-
SAFE Convertible Securities	$	-
Total Other Current Liabilities	**$**	**243,605.73**
Total Current Liabilities	**$**	**323,511.77**
Long-Term Liabilities		
Convertible Notes	$	-
Total Long-Term Liabilities	**$**	**-**
Total Liabilities	**$**	**323,511.77**
Equity		
Common Stock	$	50.00
Crowdfunding Round		
Crowdfunding Round Cost of Financing	$	(9,500.00)
Total Crowdfunding Round	**$**	**(9,500.00)**
Preferred Stock		
Series Seed 1	$	949,999.12
Series Seed 2	$	404,999.00
Series Seed Cost of Financing	$	(94,771.19)
Total Preferred Stock	**$**	**1,260,226.93**
Retained Earnings	$	(493,393.00)
Net Income	$	(711,191.27)
Total Equity	**$**	**46,192.66**
TOTAL LIABILITIES AND EQUITY	**$**	**369,704.43**

Kutt
Profit and Loss
January - December 2024
Exported from Pilot on 04/16/2025
Accrual Basis

		Total
Income		
Gross Gaming Revenue	$	521,442.00
Credit Card Reserves	$	(15,000.00)
Total Gross Gaming Revenue	$	**506,442.00**
Total Income	$	**506,442.00**
Cost of Goods Sold		
Bonuses and Free Play Rewards	$	45,625.71
Fraud Withdrawals & Chargebacks	$	52,647.55
Interest Earned	$	(3,260.08)
Market Maker Program (MMP)	$	61,862.25
Marketing Initiatives Paid via Sit Credit - COS	$	5,400.00
Payment Processing Fees	$	46,132.39
Site Credits (Liquidity Pool)	$	233,229.00
Total Cost of Goods Sold	$	**441,636.82**
GROSS PROFIT	$	64,805.18
Expenses		
Amortization	$	100,568.58
Employee Related	$	-
Payroll	$	-
Employer Payroll Taxes	$	16,156.84
Salaries & Wages	$	-
Regular Payroll	$	216,816.92
Total Salaries & Wages	$	**216,816.92**
Total Payroll	$	**232,973.76**
Payroll & Benefits Administration	$	1,429.00
Recruiting	$	381.02
Total Employee Related	$	**234,783.78**
Facilities	$	-
Moving & Storage	$	414.29
Total Facilities	$	**414.29**
General & Administrative	$	-
Bank Fees	$	373.99
Office Expenses	$	4,029.64
Other Contractors	$	39,310.00
Shipping and Handling	$	322.51
Total General & Administrative	$	**44,036.14**
Hosting	$	4,670.14
IT Expense	$	-
Computer Hardware & Equipment	$	2,607.79
Software & Web Services	$	42,850.95
Total IT Expense	$	**45,458.74**
Meals & Entertainment	$	-
Meals	$	622.24
Total Meals & Entertainment	$	**622.24**
Professional Fees	$	-
Engineering, Product & Design	$	174,499.42
Finance & Accounting	$	27,699.80
Legal	$	39,179.66
Management Consulting & Strategy	$	11,250.00
Total Professional Fees	$	**252,628.88**
Sales & Marketing	$	-
Advertising & Marketing Initiatives	$	152,629.63
Promotional Materials	$	2,713.01
Public Relations	$	25,282.50
Total Sales & Marketing	$	**180,625.14**
Travel	$	-
Air Travel	$	1,712.10
Ground Transportation & Parking	$	610.39
Lodging	$	3,981.89
Total Travel	$	**6,304.38**
Total Expenses	$	**870,112.31**
NET OPERATING INCOME	$	(805,307.13)
Other Expenses		
Interest Expense	$	2,550.44
Penalties & Settlements	$	359.27
Prior Period Adjustments	$	(97,625.57)
Taxes	$	600.00
Total Other Expenses	$	**(94,115.86)**
NET OTHER INCOME	$	94,115.86
NET INCOME	$	(711,191.27)

Kutt
Statement of Cash Flows
January - December 2024
Exported from Pilot on 04/16/2025

		Total
OPERATING ACTIVITIES		
Net Income	$	(711,191.27)
Adjustments to reconcile Net Income to Net Cash provided by operations:	$	-
Money In Transit	$	-
Prepaid Expenses	$	(6,760.37)
Furniture & Fixtures:Accumulated Depreciation - Furniture & Fixtures	$	(298.00)
IP/Software/Mobile App:Accumulated Amortization - IP/Software/Mobile App	$	100,568.58
Accounts Payable	$	50,670.08
Chase Credit Card (x4326)	$	19,167.96
Accrued Expenses	$	-
BlueVine 1219 Client Account	$	127,601.88
Current Debt (deleted)	$	(45,485.00)
Due to Clients Funds - Bluevine	$	(63,826.99)
Loans from Shareholders	$	(178,220.00)
Payroll Liability	$	5,632.84
Reimbursement Liability	$	-
SAFE Convertible Securities	$	(355,000.00)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**(345,949.02)**
Net cash provided by operating activities	**$**	**(1,057,140.29)**
INVESTING ACTIVITIES		
Furniture & Fixtures	$	1,492.00
Net cash provided by investing activities	**$**	**1,492.00**
FINANCING ACTIVITIES		
Convertible Notes	$	(25,096.00)
Common Stock	$	50.00
Crowdfunding Round:Crowdfunding Round Cost of Financing	$	(9,500.00)
Preferred Stock:Series Seed 1	$	949,999.12
Preferred Stock:Series Seed 2	$	404,999.00
Preferred Stock:Series Seed Cost of Financing	$	(94,771.19)
Net cash provided by financing activities	**$**	**1,225,680.93**
NET CASH INCREASE FOR PERIOD	$	170,032.64